Exhibit 12.1

DYNEGY INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Successor				Predecessor
	Year Ended December 31, 2013		October 2 Through December 31, 2012		January 1 Through October 1, 2012	Year Ended December 31,
						2011		2010		2009
Earnings available for fixed charges, as defined:
Income (loss) from continuing operations before income taxes	$(417)		$(113)		$121	$(575)		$(453)		$(1,155)
Less: Undistributed earnings (losses) from continuing operations	—		—		—	—		(62)		(72)
Add: Fixed charges excluding capitalized interest	104		16		98	476		462		593
Earnings available for fixed charges, as defined	$(313)		$(97)		$219	$(99)		$71		$(490)
Fixed charges, as defined:
Interest expense and other financing costs, including loss on extinguishment of debt	$102		$16		$97	$360		$363		$446
Capitalized interest	2		—		5	12		15		24
Estimated interest cost within rental expense	2		—		1	116		99		147
Fixed charges, as defined	$106		$16		$103	$488		$477		$617
Ratio of earnings to fixed charges	—	(a)	—	(a)	2.13	—	(a)	—	(a)	—	(a)
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(a)
For the years ended December 31, 2009, 2010, 2011, for the period from October 2 through December 31, 2012 and the year ended December 31, 2013 earnings were insufficient to cover fixed charges by $1,107 million, $406 million, $587 million, $113 million and $419 million, respectively.